DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04005839

January 20, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: General Electric Company
Incoming letter dated December 17, 2003

Dear Mr. Healing:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to GE by the Sierra Club. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 28 2004
THOMSON
FINANCIAL

cc: Larry Fahn
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

40545

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 17, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

We have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2004 Annual Meeting proposals we have received from: Dr. Mark Klein and the Sierra Club. We may submit one or two more letters tomorrow.

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the four no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 21 shareowner proposals, and currently expect to include several of them in our 2004 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 20, 2004, and distribute it beginning on March 9, 2004. GE's Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me on (203) 373-2243.

Very truly yours,

Robert E. Healing

1934 Act, Section 14(a)
Rule 14a-8(i)(11)

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 17, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by the Sierra Club

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Sierra Club Proposal"), which it received from the Sierra Club (the "Proponent"):

> "Resolved: We request that General Electric Co. publish a report to shareholders outlining its policies on the use of company funds for political purposes. The report shall: a) summarize General Electric Co.'s federal, state and local campaign finance contributions (including soft money contributions) and lobbying expenses; b) summarize the company's policies applied in allocating company funds which would otherwise be available for shareholder dividends for political purposes; and c) summarize the corporation's lobbying position on campaign finance reform. This report shall be prepared at reasonable cost, and may omit confidential information. The report shall be made available to shareholders on its website and upon written request, no later than six months following this annual meeting."

GE received the Sierra Club Proposal, a copy of which is enclosed as Exhibit A, on November 11, 2003.

It is GE's opinion that the Sierra Club Proposal is excludable under Rule 14a-8(i)(11) under the Exchange Act as being "substantially duplicative" of the resolution and supporting statement submitted by the Service Employees International Union (the "SEIU Proposal" and, together with the Sierra Club Proposal, the "Proposals"), a copy of which is enclosed as Exhibit B. GE received the SEIU Proposal on November 7, 2003 and has determined to include the SEIU Proposal in its 2004 proxy materials. The SEIU Proposal states that:

> "Resolved, that the shareholders of General Electric Co. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:
>
> "a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
>
> "b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
>
> "c. A business rationale for each of the Company's political contributions or donations; and
>
> "d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate."

<u>Rule 14a-8(i)(11)</u>

Rule 14a-8(i)(11) permits the Company to exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The Commission's adopting release states that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976).

It is implicit in Rule 14a-8(i)(11) that, in the case of substantially duplicative proposals, the proposal submitted first in time should be the one included in the proxy materials, and the Staff has consistently found that the proposal first submitted is the one to be included. See, e.g., Great Lakes Chemical Corporation, (Mar. 2, 1998); and Pacific Gas and Electric Company (Jan. 6, 1994). The Company received the Sierra Club Proposal on November 11, 2003, four days after receipt of the SEIU Proposal on November 7, 2003, and has accordingly determined to include the SEIU Proposal in its 2004 proxy materials.

The Staff has consistently applied the Rule 14a-8(i)(11) exclusion to proposals that are substantially the same as previously submitted proposals for the same meeting. See, e.g., AT&T Corporation (Jan. 26, 1999) (two substantially similar proposals received by company); The New Germany Fund, Inc. (May 8, 1998) (same); Great Lakes Chemical Corporation (Mar. 2, 1998) (same); and Bristol-Myers Squibb Company (Jan. 26, 1998) (same).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Company (Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests); General Electric Company (Jan. 22, 2003) (a proposal requiring a comprehensive compensation review and publication of the results was substantially duplicative of a proposal requiring publication of a report comparing compensation of executives and other employees); Siebel Systems, Inc. (Apr. 15, 2003) (proposals relating to performance-based compensation); Sprint Corporation (Feb. 1, 2000) (proposals relating to stockholder approval of "golden parachutes"); Excel Industries, Inc. (Jan. 26, 1999) (proposals relating to the sale of the company); and Philip Morris Companies, Inc. (Jan. 18, 1995) (proposals relating to separation of tobacco portion of business from non-tobacco portion).

The rationale for this position is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates the risk that, if each of the proposals were adopted by the share owners, the board of directors would not be left with a clear expression of share owner intent on the issue. Thus, while Rule 14a-8(i)(11) protects share owners from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the share owners' will because the board does not have clear terms on which to proceed where duplicative proposals, while sharing the same subject matter, differ as to terms, breadth or intended implementation. See, e.g., General Electric Company, supra; Centerior Energy Corporation (Feb. 27, 1995) (proposals relating to (a) freezing executive compensation, (b) reducing executive compensation and eliminating executive bonuses and (c) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance and eliminating executive bonuses and stock options); Pinnacle West Capital Corporation (Mar. 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to share owners was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $1.00 had been paid to share owners); and Pacific Gas & Electric Company, supra (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors).

Rule 14a-8(i)(11) permits the Company to omit the Sierra Club Proposal because the "principal thrust" or "principal focus" of the Sierra Club Proposal and the SEIU Proposal is the same: the preparation and disclosure of a report (i) describing the Company's policies for making political contributions with corporate funds and (ii) summarizing or accounting for the Company's actual political contributions. In addition, the SEIU Proposal goes further than the Sierra Club Proposal in requesting a business rationale for "each of the Company's political contributions or donations" and the identity of the person or persons in the Company who participated in making the political contributions. Further, the Proposals are identical in tone and apparent motivation – both reflect the proponents' negative views on perceived excesses of political contributions. Finally, the Proposals each stress that a given political contribution could pose reputational and legal risks for the Company or otherwise not be in the long-term best interests of the Company and its share owners.

Although the Sierra Club Proposal also requests that the report "summarize the corporation's lobbying position on campaign finance reform," which the SEIU Proposal does not specifically mention, campaign finance reform is simply one aspect of the general topic of the Company's policies on political contributions, which is the principal focus of both Proposals. The Staff has consistently determined that proposals with the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Company, supra; General Electric Company, supra.

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Sierra Club Proposal from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(11).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the Proponent is being notified that GE does not intend to include the Sierra Club Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Larry Fahn
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

SIERRA CLUB
FOUNDED 1892

GENERAL ELECTRIC SHAREHOLDER PROPOSAL FOR CAMPAIGN FINANCE DISCLOSURE REPORT

Resolved:
We request that General Electric Co. publish a report to shareholders outlining its policies on the use of company funds for political purposes. The report shall: a) summarize General Electric Co.'s federal, state and local campaign finance contributions (including soft money contributions) and lobbying expenses; b) summarize the company's policies applied in allocating company funds which would otherwise be available for shareholder dividends for political purposes; and c) summarize the corporation's lobbying position on campaign finance reform. This report shall be prepared at reasonable cost, and may omit confidential information. The report shall be made available to shareholders on its website and upon written request, no later than six months following this annual meeting.

Supporting Statement:
Our company's voluntary contribution of company assets to American political campaigns naturally poses concerns for shareholders. We believe that the perception that government contracts or weakening of regulations are a reward for campaign contributions is not in the long-term best interests of our company or our country. We believe that reliance on government favor may also prove an uncertain future source of revenue. In addition, a shareholder with one political persuasion may object if her company is found to contribute to the campaign of candidates with dissonant persuasion. At the very least, we believe that investors will be served with full disclosure.

For example, according to one source, Francis Blake, deputy energy secretary, was a senior vice president at General Electric. Previously, he was vice president and general counsel for GE Power Systems. GE contributed more than $100,000 to the Bush presidential campaign and his inaugural committee.
http://www.nrdc.org/air/energy/aplayers.asp

A case in point is the controversial role of energy companies, such as General Electric Co. in the formation of energy policy as part of the Cheney Energy Task Force under the current presidential administration. The White House has refused to make Task Force information available under the Freedom of Information Act not only to the Sierra Club and other non-profits, but also the General Accounting Office. According to the GAO, "The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at our disposal," the GAO said. http://stacks.msnbc.com/news/957178.asp?0cv=CB10). The GAOs final report confirmed that administration officials met with a procession of lobbyists and executives from the energy industry, including coal, nuclear, natural gas and electricity companies. (http://stacks.msnbc.com/news/957178.asp?0cv=CB10

85 Second Street, Second Floor San Francisco, CA 94105-3441 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierraclub.org

The Sierra Club continues to fight for full disclosure of how oil, nuclear and coal companies dictate the Administration's energy policy behind closed doors, according to Patrick Gallagher, Director of Environmental Law for the Sierra Club.

We believe full disclosure of our company's political efforts should be shared with investors.

For this reason we urge you to vote FOR this proposal.

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of General Electric Co. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $700,000 to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company.

For these reasons, we urge a vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 17, 2003

The proposal requests that GE publish a report outlining GE's policies on the use of company funds for political purposes.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in GE's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor